SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 0)*

Game Plane Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

Andrew Bachman, 80 Broad St. PH1502, Boston MA 02110

(Name, Address and Telephone Number of Person's Authorized to Receive Notices and Communications)

February 24, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36464Y 108

1.	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only). Andrew Bachman
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 4,000,000
	8.	Shared voting power 0
	9.	Sole dispositive power 4,000,000
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 4,000,000
12.	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in row (11) 24.9% on a fully diluted basis
14.	Type of Reporting Person IN

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (“Statement”) relates to the common stock of Game Plan Holdings, Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is 1712 Ravanusa Drive, Henderson, Nevada 89052.

ITEM 2. IDENTITY AND BACKGROUND.

(a)    This Statement is being filed by Andrew Bachman (the “Reporting Person”).

(b)   The residence address for Andrew Bachman is 80 Broad St. PH1502, Boston MA 02110.

(c)	The principal occupation or employment of the Reporting Person is: President of Scambook LLC, located at 875 North Michigan Ave, 1st Floor, Chicago Illinois, 60611.

(d)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

(f)    The Reporting Person is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 24, 2012 the Reporting Person was issued options to purchase 4,000,000 shares as compensation for services to be rendered pursuant to an Executive Employment Agreement.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transactions for the Reporting Persons was for them to receive stock for services rendered and to hold a capital interest in the Issuer.

The reporting persons have no plans or proposals which relate to or would result in:

(a)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(b)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(c)    Any material change in the present capitalization or dividend policy of the Issuer;

(d)    Any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(e)    Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

(f)    Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(g)   A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section

12(g)(4) of the Act; or

(h)	Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)    The Reporting Person owns options to purchase 4,000,000 shares of common stock representing 24.9% of the issued and outstanding common stock if the Reporting Person exercises all of the options based on the number of shares outstanding pursuant to the Issuer’s Form 10-K dated March 30, 2012 plus the shares which would be issued upon exercise of the options.

(b)	The Reporting Person has the sole power to vote and dispose of his 4,000,000 shares based on his direct beneficial ownership of such shares.

(c)	On March 20, 2012, the Reporting Person purchased 100,000 shares of the Issuer’s common stock in open market transactions at an average price of $0.30 per share.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Issuer and the Reporting Person entered into an Executive Employment Agreement under which the Reporting Person is employed as President of the Issuer and the Issuer paid the Reporting Person pursuant to two option agreements: the first for 1,000,000 newly issued shares of Issuer’s common stock, and the second for 3,000,000 shares of the Issuer’s common stock sold by other shareholders of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

A.    Executive Employment Agreement between Issuer and the Reporting Person incorporated by reference to Form 8-K filed April 23, 2012.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2012

By: /s/Andrew Bachman

Andrew Bachman